

02006426

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1st, 2001 (MM/DD/YY) AND ENDING December 31st 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomson, Richard William

dba Aberdeen Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 Prospect Ave Apt #2
(No. and Street)

North Arlington (City) | New Jersey (State) | 07031-5807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W. Thomson | 201-997-4210 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gibbons, Arthur
(Name — *if individual, state last, first, middle name*)

22 Newell Ave (Address) | North Arlington, (City) | NJ 07031 (State) | Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Richard W. Thomson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aberdeen Securities, as of 12/31/2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

-None-

Richard W. Thomson
Signature

Sole Proprietor
Title

Marie Ann Thomson
Notary Public

MARIE ANN THOMSON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 2, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) STATEMENT OF CASH FLOW

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Aberdeen Securities | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2001 | 99
SEC FILE NO. 8-17948 | 98
Consolidated | 198
Unconsolidated | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 5,327.	200			$ 5,327.	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	3,136.	300	$ 9,934.	550	13,070.	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities OPP MMF	6,812.	424				
E. Spot commodities		430			6,812.	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 15,275.	540	$ 9,934.	740	$ 25,209.	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Aberdeen Securities as of 12/31/2001

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities			A.I. Liabilities		Non-A.I. Liabilities		Total	
13	Bank loans payable			$	1045	$	1255	$	1470
14	Payable to brokers or dealers:								
	A. Clearance account				1114		1315		1560
	B. Other			2,526.	1115		1305	2,526.	1540
15	Payable to non-customers				1155		1355		1610
16	Securities sold not yet purchased, at market value						1360		1620
17	Accounts payable, accrued liabilities, expenses and other			3,265.	1205		1385	3,265.	1685
18	Notes and mortgages payable:								
	A. Unsecured				1210				1690
	B. Secured				1211		1390		1700
19	Liabilities subordinated to claims of general creditors:								
	A. Cash borrowings:						1400		1710
	1. from outsiders	$	970						
	2. Includes equity subordination (15c3-1 (d)) of	$	980						
	B. Securities borrowings, at market value:						1410		1720
	from outsiders	$	990						
	C. Pursuant to secured demand note collateral agreements:						1420		1730
	1. from outsiders	$	1000						
	2. Includes equity subordination (15c3-1 (d)) of	$	1010						
	D. Exchange memberships contributed for use of company, at market value						1430		1740
	E. Accounts and other borrowings not qualified for net capital purposes				1220		1440		1750
20	TOTAL LIABILITIES			$ 5,791.	1230	$	1450	$ 5,791.	1760

Ownership Equity

21	Sole proprietorship		$ 19,418.	1770
22	Partnership (limited partners	$ [1020])		1780
23	Corporation:			
	A. Preferred stock			1791
	B. Common stock			1792
	C. Additional paid-in capital			1793
	D. Retained earnings			1794
	E. Total			1795
	F. Less capital stock in treasury		(19,418.)	1796
24	TOTAL OWNERSHIP EQUITY		$ 19,418.	1800
25	TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 25,209.	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Aberdeen Securities as of 12/31/2001

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition			$ 19,418.	3480
2	Deduct ownership equity not allowable for Net Capital			( )	3490
3	Total ownership equity qualified for Net Capital			19,418.	3500
4	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5	Total capital and allowable subordinated liabilities			$ 19,418.	3530
6	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 9,934.	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(9.934.)	3620
7	Other additions and/or allowable credits (List)				3630
8	Net capital before haircuts on securities positions			$ 9,484.	3640
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities H/C OPP MMF 9%	613	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(613.)	3740
10	Net Capital			$ 8,871.	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Aberdeen Securities as of 12/31/2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000.	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000.	3760
14.	Excess net capital (line 10 less 13)	$ 3,871.	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Aberdeen Securities

For the period (MMDDYY) from 1/01/2001 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		241,517.	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		217.	3995
9. Total revenue		$ 241,734.	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11. Other employee compensation and benefits		187,114.	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses			4195
15. Other expenses		69,099.	4100
16. Total expenses		$ 256,213.	4200

NET INCOME

Item		Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (14,479.)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 11,670.	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Aberdeen Securities

For the period (MMDDYY) from 1/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 33,897.	4240
A. Net income (loss)			(14,479.)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 19,418.	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Aberdeen Securities as of 12/31/2001

Exemptive Provision Under Rule 15c3-3

25 If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—XXXXXXXXXXXXXXXXXXXXXXXX Limited business, mutual funds & variable contracts.	X	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

-NONE-

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

SECURITIES DEALER BLANKET BOND

INSURED COPY

NATIONAL UNION
FIRE INSURANCE COMPANY
OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY
70 PINE STREET, NEW YORK, N.Y. 10270
{A Stock Insurance Company, herein called the Underwriter}

DECLARATIONS

Item 1. First Name Insured {Herein called the Insured}

BOND NUMBER
959-9000
N.A.S.D. ID 6683

Name and Address of the Insured

Aberdeen Securities
Attn: Richard W. Thomson
197 Prospect Avenue
North Arlington , NJ 07031-5807

Item 2. Joint Insured:

Item 3. Bond Period from 12:01 a.m. on 11/01/2001 (Month/Day/Year) to 12:01 a.m. on 11/01/2002 (Month/Day/Year), standard time at the Principal Address to each of said dates. The liability of the company or underwriter under this Bond shall not be cumulative from Period to Period.

Item 4. Limit of Liability and Deductible Amount-
Subject to Sections 7, 8, and 11 Hereof

The Limit of Liability is $25,000 (INSERT AMOUNT) and the Deductible Amount is $5,000 (INSERT AMOUNT)

Item 5. Offices or Premises Covered - All the Insured's offices or premisies in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 6. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
Insuring Agreements G,H,I,J,K,L, Rider No. 1, SR5339c

Item 7. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s):
Such termination or cancellation to be effective as of the time this bond becomes effective.

Item 8. The Underwriter will mark its records to indicate that the following will be notified promptly concerning the cancellation, termination or substantial modification of this bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify the following but failure to so notify the following shall not impair or delay the effectiveness of any such cancellation, termination or modification: N.A.S.D.



AUTHORIZED REPRESENTATIVE

SECURITIES DEALER BLANKET BOND

INSURED COPY

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY
70 PINE STREET, NEW YORK, N.Y. 10270
(A Stock Insurance Company, herein called the Underwriter)

DECLARATIONS

BOND NUMBER
959-9000
N.A.S.D. ID 6683

Item 1. First Name Insured (Herein called the Insured)

Name and Address of the Insured

Aberdeen Securities
Attn: Richard W. Thomson
197 Prospect Avenue
North Arlington , NJ 07031-5807

Item 2. Joint Insured:

Item 3. Bond Period from 12:01 a.m. on 11/01/2000 (Month/Day/Year) to 12:01 a.m. on 11/01/2001 (Month/Day/Year), standard time at the Principal Address to each of said dates. The liability of the company or underwriter under this Bond shall not be cumulative from Period to Period.

Item 4. Limit of Liability and Deductible Amount- Subject to Sections 7, 8, and 11 Hereof

The Limit of Liability is $25,000 (INSERT AMOUNT) and the Deductible Amount is $5,000 (INSERT AMOUNT)

Item 5. Offices or Premises Covered - All the Insured's offices or premisies in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 6. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
Insuring Agreements G,H,I,J,K,L, Rider No. 1, SR5339c

Item 7. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s):
Such termination or cancellation to be effective as of the time this bond becomes effective.

Item 8. The Underwriter will mark its records to indicate that the following will be notified promptly concerning the cancellation, termination or substantial modification of this bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify the following but failure to so notify the following shall not impair or delay the effectiveness of any such cancellation, termination or modification: N.A.S.D.

AUTHORIZED REPRESENTATIVE

NA 3DBD 3/93

SIPC-3

(11-REV 12/01)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

17948 NASD
RICHARD WILLIAM THOMSON
d/b/a ABERDEEN SECURITIES
197 PROSPECT AVE
NORTH ARLINGTON, NJ 07031

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

Richard W. Thomson 201-997-4310

certifies that during the year ending **December 31, 2002** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☒ (ii) the sale of variable annuities;
- ☒ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☒ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

> *Interest on Assessments.* If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer 's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

DATES: ________ ________ ________
Postmarked Received Reviewed

Complete: ________________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 15th day of January, 20 02

Aberdeen Securities
(Name of Corporation, Partnership or other organization)

(Authorized signature) (Title)

Richard W Thomson Sole Proprietor

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Aberdeen Securities
Balance Sheet / Profit and Loss

Balance Sheet December 31,2001

Assets		
Checking Account	$	5,327
Accounts Receivable		13,070
Other Securities		6,812
Total	$	25,209
Liabilities		
Accrued	$	5,791
Capital		19,418
Total	$	25,209

Profit & Loss for Year Ended December 31,2001

Income	$	241,734
Expenses		256,213
Profit/(Loss)	$	(14,479)

Aberdeen Securities
Statement of Cash Flow
For the Year Ended Decenber 31,2001

Cash Provided By:		
Increased Income from Sale of Investment Shares		$ 12,160
Cash Applied To:		
Increased Commisions	$4,716	
Other Expenses	7,222	
Total		11,938
Increase in Cash Flow		$222

Arthur Gibbons
Public Accountant
Enrolled Agent
22 Newell Place
North Arlington,New Jersey 07031
201-997-2763

Mr. Richard Thompson
Aberdeen Securities
197 Prospect Street
North Arlington,NJ 07031

February 5, 2002

Dear Mr. Thompson

I have audited the financial records of Aberdeen Securities for the year ended December 31,2001. The records are the responsibility of the firm. My responsibility is to express an opinion on the financial records based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. These standards require reasonable assurance whether the financial statements are free of material misstatements. The audit included examining on a test basis evidence supporting the amounts in the financial statements . I believe the audit provides a reasonable basis for my opinion.

In my opinion the financial statements presents fairly in all material respects the financial position of Aberdeen Securities for the year ended December 31, 2001 in conformity with generally accepted accounting principles applied consistenly with that of prior years.



Arthur Gibbons
Public Accountant

Arthur Gibbons
Public Accountant
Enrolled Agent
22 Newell Place
North Arlington,New Jersey 07031
201-997-2763

February 5, 2002

Mr. Richard Thompson
Aberdeen Securities
197 Prospect Street
North Arlington,NJ 07031

Dear Mr. Thompson

During the year 2001 there were no material changes or inadequacies found to exist in the financial condition of Aberdeen Securities.

At no time did Aberdeen Securities handle customer monies or securities.

No material differences existed in the computation of net capital requirements of Aberdeen Securities.

No deficiencies were found in the firms accounting system,internal controls and procedures for safeguarding securities.



Arthur Gibbons
Public Accountant